Exhibit 99.1

PRESS RELEASE
Cascades Inc. 404 Marie-Victorin Blvd., P.O. Box 30 Kingsey Falls (Québec) Canada J0A 1B0 www.cascades.com	Telephone: 819-363-5100 Fax: 819-363-5155

Cascades Announces Second Quarter 2017 Results;

Continues to Execute on Strategic Fronts

Kingsey Falls, Québec, August 10, 2017 - Cascades Inc. (TSX: CAS) reports its unaudited financial results for the three-month period ended June 30, 2017.

Q2 2017 Highlights

•	Sales of $1,130 million

(compared to $1,006 million in Q1 2017 (+12%) and $998 million in Q2 2016 (+13%))

•	As reported (including specific items)
◦	Operating income of $48 million

(compared to $31 million in Q1 2017 (+55%) and $65 million in Q2 2016 (-26%))

◦	OIBD[1] of $104 million

(compared to $78 million in Q1 2017 (+33%) and $112 million in Q2 2016 (-7%))

◦	Net earnings per common share of $3.41

(compared to net earnings of $1.70 in Q1 2017 and net earnings of $0.38 in Q2 2016)

•	Adjusted (excluding specific items)[2]
◦	Operating income of $51 million

(compared to $28 million in Q1 2017 (+82%) and $65 million in Q2 2016 (-22%))

◦	OIBD[1] of $107 million

(compared to $75 million in Q1 2017 (+43%) and $112 million in Q2 2016 (-4%))

◦	Net earnings per common share of $0.25

(compared to net earnings of $0.13 in Q1 2017 and net earnings of $0.38 in Q2 2016)

•	Greenpac results fully consolidated with those of the Corporation effective April 4, 2017.
•	Cascades added to the S&P/TSX Composite Index and to the S&P/TSX Composite Dividend Index effective June 19, 2017.
•	Net debt[2] of $1,780 million as at June 30, 2017 (compared to $1,617 million as at March 31, 2017) and net debt to adjusted OIBD ratio[2] at 4.2x on a pro-forma basis[3].
•	On July 27, 2017, the Corporation announced the sale of it's 17.3% equity ownership in Boralex for an amount of $287.5 million.

1 OIBD = Operating income before depreciation and amortization.

2 For further details, please refer to the "Supplemental Information on non-IFRS Measures" section.

3 Pro-forma basis to include Greenpac on a LTM basis.

Mr. Mario Plourde, President and Chief Executive Officer, commented: “We have made significant progress on our strategic objectives in recent months with the Greenpac transaction, the inauguration of the new state of the art tissue converting plant in Scappoose, Oregon, the sale of our equity interest in Boralex and, more recently, the announcement of the construction of a new ultra modern containerboard converting plant in Piscataway, New Jersey. To this end, our second quarter results provide a more comprehensive picture of our North American Containerboard business following the consolidation of the results of the Greenpac Mill at the beginning of the quarter. This acquisition resulted in a gain of $281 million on net earnings, and added $219 million to our total net debt levels. However, on a pro-forma basis including Greenpac's results for the last twelve months, our leverage ratio stood at 4.2x as of the end of the second quarter, essentially unchanged from the previous quarter.

That said, our second quarter results fell short of expectations, most notably in our Containerboard segment. On a consolidated basis, the benefits realized year-over-year as a result of Greenpac and implementation of price increases in Containerboard, were limited by higher raw material costs, slightly lower volumes in Tissue, and higher operational costs primarily in Containerboard and Corporate activities.

Looking more specifically at our Containerboard business, the addition of Greenpac increased quarterly sales and operating income both sequentially and year-over-year. On a year-over-year basis, results were impacted by higher raw material costs, most notably OCC, which exceeded the benefits being realized from recent price increases which have yet to be fully implemented. Sequentially, the increases in price that have already been realized and a favourable product mix offset the incremental higher raw material cost during the second quarter. Higher operational, logistics and some unusual costs also tempered Containerboard operating income performance during the current period.

Second quarter results in our Tissue business decreased year-over-year as the benefits of higher realized average selling prices and favourable sales mix were more than offset by lower sales of jumbo rolls in the current period, as well as costs related to brand repositioning and the start-up of the new Oregon converting plant. On a sequential basis, Tissue results increased as a result of better seasonal volumes and improvements in average selling price, the benefits of which were partially offset by higher raw material costs.

As was the case in the first quarter, higher recycled fibre prices benefited results in our Specialty Products business in the second quarter. In addition, higher selling prices in the Industrial and Consumer Products packaging sectors similarly contributed to the improved results. Our Boxboard Europe segment improved results both sequentially and on a year-over-year basis. This reflects improved pricing, and strong order intake levels, which are attributable to a continued strengthening of market fundamentals. These improvements, along with lower energy prices, mitigated the impact of higher raw material prices on both a sequential and year-over-year basis.

Finally, the sale of our equity position in Boralex announced on July 27th will provide us with the means to improve our positioning within our core markets and strengthen our balance sheet. Proceeds from this transaction were used to repay the borrowings under our credit facility and to reduce our net debt leverage ratio, which, including this transaction, now stands at 3.5x on a pro-forma basis.

We are similarly pleased that Cascades was added to the S&P/TSX Composite Index effective June 19, 2017, as this provides increased exposure to a wider base of investors, and supports our efforts to deliver on our commitments to shareholders."

Financial Summary

Selected consolidated information

(in millions of Canadian dollars, except amounts per share) (unaudited)	Q2 2017	Q1 2017	Q2 2016

Sales	1,130	1,006	998
As Reported
Operating income before depreciation and amortization (OIBD)[1]	104	78	112
Operating income	48	31	65
Net earnings	323	161	36
per common share	$3.41	$1.70	$0.38
Adjusted[1]
Operating income before depreciation and amortization (OIBD)	107	75	112
Operating income	51	28	65
Net earnings	24	12	35
per common share	$0.25	$0.13	$0.38
Margin (OIBD)	9.5%	7.5%	11.2%
1 - Refer to the “Supplemental Information on Non-IFRS Measures” section.

Segmented Operating Income as reported

(in millions of Canadian dollars)	Q2 2017	Q1 2017	Q2 2016

Packaging Products
Containerboard	30	33	46
Boxboard Europe	13	5	7
Specialty Products	14	13	16

Tissue Papers	17	8	18

Corporate Activities	(26)	(28)	(22)
Operating income as reported	48	31	65

Segmented adjusted OIBD1

(in millions of Canadian dollars) (unaudited)	Q2 2017	Q1 2017	Q2 2016

Packaging Products
Containerboard	56	45	60
Boxboard Europe	21	14	17
Specialty Products	20	18	16

Tissue Papers	35	23	39

Corporate Activities	(25)	(25)	(20)
Adjusted OIBD	107	75	112
1 - Refer to the “Supplemental Information on Non-IFRS Measures” section.

Analysis of results for the three-month period ended June 30, 2017 (compared to the same period last year)

Sales of $1,130 million increased by $132 million or 13% compared to the same period last year, reflecting growth and favourable exchange rates in all four of the Corporation's business segments. Sales in the Containerboard business increased by 25% compared to the prior year, driven by the inclusion of the Greenpac Mill sales in the current period, in addition to an improved sales mix and higher average selling price when excluding Greenpac. Specialty Products generated a 20% sales increase, driven primarily by additional sales from our recovery and recycling activities due to higher recycled fibre pricing. In Boxboard Europe, better volumes and selling prices in Canadian dollars generated an 8% increase in sales. Finally, in Tissue, a 2.5% increase in sales reflected improvements in sales mix and selling prices, the benefits of which were partially offset by lower jumbo roll sales volumes.

Second quarter operating income stood at $48 million, down from $65 million last year. Despite the inclusion of Greenpac in this quarter, the decrease reflects higher raw material costs, which were partially offset by price increases in Containerboard, Tissue and Boxboard Europe. Higher production costs in Containerboard, Tissue and in Corporate activities related to the continuing business transformation, also negatively impacted operating income. Specific items recorded in the current period (please refer to the ''Supplemental Information on Non-IFRS Measures'' section for more details) decreased operating income by $3 million. On an adjusted basis, first quarter operating income stood at $51 million, down from $65 million in the prior year period.

The main specific items, before income taxes, that impacted our second quarter 2017 operating income and/or net earnings were:

•	a $219 million gain on fair-value revaluation of investment and income tax recovery of $70 million related to the consolidation of Greenpac (net earnings)
•	a $7 million gain related to the sale of real estate (operating income, net earnings)
•	an $11 million decrease of value of assets following the consolidation of Greenpac (operating income, net earnings)
•	a $4 million unrealized gain on derivative financial instruments (operating income, net earnings)
•	an $11 million gain on foreign exchange on long-term debt and financial instruments (net earnings)

For the second quarter of 2017, the Corporation posted net earnings of $323 million, or $3.41 per common share, compared to net earnings of $36 million, or $0.38 per common share in the same period of 2016. On an adjusted basis, the Corporation generated net earnings of $24 million during the second quarter of 2017, or $0.25 per common share, compared to net earnings of $35 million or $0.38 per common share in the same period of 2016. Please see the “Supplemental Information on Non-IFRS Measures” section for reconciliation of the amounts detailed above.

Near-Term Outlook

Discussing the outlook for Cascades, Mr. Plourde commented: “Looking ahead, we remain cautiously optimistic. While raw material pricing fluctuations will persist, we believe that the embedded cost increases will be offset by the continuing implementation of the announced price increases, thereby easing pressure on margins going forward. That said, we expect our average OCC cost in the third quarter to be stable to slightly above second quarter levels, as both domestic and export-related demand remain robust.

On a segmented basis, near-term performance from our Containerboard activities should benefit from the favourable North American industry demand trends, the seasonally strong summer season, the addition of Greenpac results, and the full roll-out of the price increases throughout our customer base. More specifically, with the Fall 2016 US$40 s.t. price increase fully implemented as of the end of the second quarter, additional benefits will be realized as the February 2017 US$50 s.t. increase is rolled-out and fully implemented as of the end of the third quarter. In addition, fulfillment of the US$20/s.t. increase in medium prices is expected to be positive for results as of the end of the third quarter. In Boxboard Europe, results are expected to continue to reflect the more favourable market dynamics including stronger order inflow and backlog trends, and the continued implementation of the announced €20 per ton price increase and subsequently announced €40 per ton price increase, the latter of which is effective in September. Performance in the Specialty Products segment is expected to include variances in its recovery and recycling activities that mirror changes in market pricing, and continued positive momentum in its other activities. Finally, near-term results from our Tissue activities are expected to reflect a combination of the seasonally stronger summer season, benefits from the ramp up of the new converting facility in Oregon, offset by higher raw material prices and continued pricing pressure in the jumbo roll segment.

Going forward, we remain committed to our stated objectives. In the near-term, we are focused on completing the implementation of the announced price increases in our Containerboard segment to offset the recent raw material cost inflation. In addition, we are intent on finalizing our ERP implementations and our internal business process reorganization by the end of 2017, after which efforts will be refocused on optimization. While these transformation initiatives are expected to remain demanding at the operational level through the end of 2017, the resulting internal transformation will contribute to our efforts to strengthen our market positioning and increase our operational flexibility. In the mid to longer-term, we remain committed to continuing to reduce our debt levels to increase our financial flexibility and enhance our ability to pro-actively deliver on our strategic objectives and create long-term value."

Dividend on common shares and normal course issuer bid

The Board of Directors of Cascades declared a quarterly dividend of $0.04 per share to be paid on September 1, 2017, to shareholders of record at the close of business on August 23, 2017. This dividend is an “eligible dividend” as per the Income Tax Act (R.C.S. (1985), Canada). Cascades did not purchase any common shares for cancellation during the second quarter of 2017.

2017 Second Quarter Results Conference Call Details

Management will discuss the 2017 second quarter financial results during a conference call at 10:00 a.m. EDT. The call can be accessed by dialing 1-888-231-8191 (international: 1-647-427-7450). The conference call, including the investor presentation, will be broadcast live on the Cascades website (www.cascades.com under the "Investors" section). A replay of the call will be available on the Cascades website and may also be accessed by phone until September 9, 2017 by dialing 1-855-859-2056, access code 56081710.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Corporation employs 11,000 employees, who work in close to 90 units located in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to serve its clients with innovative products. Cascades' shares trade on the Toronto Stock Exchange, under the ticker symbol CAS. Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation's products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Corporation's Securities and Exchange Commission filings.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	June 30, 2017	December 31, 2016
Assets
Current assets
Cash and cash equivalents	67	62
Accounts receivable	611	524
Current income tax assets	12	12
Inventories	570	477
Current portion of financial assets	7	3
	1,267	1,078
Long-term assets
Investments in associates and joint ventures	78	335
Property, plant and equipment	2,079	1,618
Intangible assets with finite useful life	210	171
Financial assets	27	10
Other assets	355	72
Deferred income tax assets	159	179
Goodwill and other intangible assets with indefinite useful life	594	350
	4,769	3,813
Liabilities and Equity
Current liabilities
Bank loans and advances	26	28
Trade and other payables	701	661
Current income tax liabilities	2	1
Current portion of long-term debt	52	36
Current portion of provisions for contingencies and charges	8	9
Current portion of financial liabilities and other liabilities	102	27
	891	762
Long-term liabilities
Long-term debt	1,769	1,530
Provisions for contingencies and charges	36	34
Financial liabilities	25	16
Other liabilities	185	178
Deferred income tax liabilities	239	219
	3,145	2,739
Equity attributable to Shareholders
Capital stock	489	487
Contributed surplus	16	16
Retained earnings	983	512
Accumulated other comprehensive loss	(18)	(31)
	1,470	984
Non-controlling interests	154	90
Total equity	1,624	1,074
	4,769	3,813

CONSOLIDATED STATEMENTS OF EARNINGS

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars, except per common share amounts and number of common shares) (unaudited)	2017	2016	2017	2016
Sales	1,130	998	2,136	2,001
Cost of sales and expenses
Cost of sales (including depreciation and amortization of $56 million for 3-month period (2016 — $47 million) and $103 million for 6-month period (2016 — $94 million))	965	834	1,835	1,680
Selling and administrative expenses	118	98	224	191
Gain on acquisitions, disposals and others	(8)	(4)	(8)	(4)
Impairment charges and restructuring costs	13	9	14	9
Foreign exchange gain	(2)	(1)	(1)	—
Gain on derivative financial instruments	(4)	(3)	(7)	(13)
	1,082	933	2,057	1,863
Operating income	48	65	79	138
Financing expense	24	20	45	44
Interest expense on employee future benefits	1	2	2	3
Foreign exchange gain on long-term debt and financial instruments	(11)	(6)	(19)	(42)
Fair value revaluation gain on investments	(219)	—	(364)	—
Share of results of associates and joint ventures	(5)	(1)	(33)	(15)
Earnings before income taxes	258	50	448	148
Provision for (recovery of) income taxes	(70)	13	(43)	34
Net earnings including non-controlling interests for the period	328	37	491	114
Net earnings attributable to non-controlling interests	5	1	7	3
Net earnings attributable to Shareholders for the period	323	36	484	111
Net earnings per common share
Basic	$3.41	$0.38	$5.11	$1.17
Diluted	$3.30	$0.37	$4.96	$1.14
Weighted average basic number of common shares outstanding	94,702,041	94,596,934	94,628,481	94,969,656
Weighted average number of diluted common shares	97,732,263	96,463,392	97,452,425	96,985,595

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2017	2016	2017	2016
Net earnings including non-controlling interests for the period	328	37	491	114
Other comprehensive income (loss)
Items that may be reclassified subsequently to earnings
Translation adjustments
Change in foreign currency translation of foreign subsidiaries	(19)	(9)	(25)	(53)
Change in foreign currency translation related to net investment hedging activities	9	7	15	45
Cash flow hedges
Change in fair value of commodity derivative financial instruments	(1)	7	(2)	6
Available-for-sale financial assets	7	(1)	19	(2)
Share of other comprehensive income of associates	4	(3)	21	(9)
Provision for income taxes	(4)	(2)	(13)	(5)
	(4)	(1)	15	(18)
Items that are reclassified to retained earnings
Actuarial loss on post-employment benefit obligations	(7)	(15)	(5)	(34)
Recovery of income taxes	2	4	1	9
	(5)	(11)	(4)	(25)
Other comprehensive income (loss)	(9)	(12)	11	(43)
Comprehensive income including non-controlling interests for the period	319	25	502	71
Comprehensive income (loss) attributable to non-controlling interests for the period	7	(2)	9	(2)
Comprehensive income attributable to Shareholders for the period	312	27	493	73

CONSOLIDATED STATEMENTS OF EQUITY

	For the 6-month period ended June 30, 2017
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON- CONTROLLING INTERESTS	TOTAL EQUITY
Balance - Beginning of period	487	16	512	(31)	984	90	1,074
Comprehensive income (loss)
Net earnings	—	—	484	—	484	7	491
Other comprehensive income (loss)	—	—	(4)	13	9	2	11
	—	—	480	13	493	9	502
Business combination	—	—	—	—	—	57	57
Dividends	—	—	(8)	—	(8)	—	(8)
Exercise of stock options	1	—	—	—	1	—	1
Issuance of common shares	1	—	—	—	1	—	1
Partial disposal of a subsidiary to non-controlling interest	—	—	(1)	—	(1)	1	—
Dividends paid to non-controlling interests	—	—	—	—	—	(3)	(3)
Balance - End of period	489	16	983	(18)	1,470	154	1,624

	For the 6-month period ended June 30, 2016
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON- CONTROLLING INTERESTS	TOTAL EQUITY
Balance - Beginning of period	490	17	387	(27)	867	96	963
Comprehensive income (loss)
Net earnings	—	—	111	—	111	3	114
Other comprehensive loss	—	—	(25)	(13)	(38)	(5)	(43)
	—	—	86	(13)	73	(2)	71
Dividends	—	—	(8)	—	(8)	—	(8)
Exercise of stock options	—	1	—	—	1	—	1
Redemption of common shares	(4)	(2)	(2)	—	(8)	—	(8)
Dividends paid to non-controlling interests	—	—	—	—	—	(2)	(2)
Balance - End of period	486	16	463	(40)	925	92	1,017

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2017	2016	2017	2016
Operating activities
Net earnings attributable to Shareholders for the period	323	36	484	111
Adjustments for:
Financing expense and interest expense on employee future benefits	25	22	47	47
Depreciation and amortization	56	47	103	94
Gain on acquisitions, disposals and others	(8)	(5)	(8)	(5)
Impairment charges and restructuring costs	11	1	11	1
Unrealized gain on derivative financial instruments	(4)	(5)	(8)	(19)
Foreign exchange gain on long-term debt and financial instruments	(11)	(6)	(19)	(42)
Provision for (recovery of) income taxes	(70)	13	(43)	34
Fair value revaluation gain on investments	(219)	—	(364)	—
Share of results of associates and joint ventures	(5)	(1)	(33)	(15)
Net earnings attributable to non-controlling interests	5	1	7	3
Net financing expense paid	(10)	(3)	(48)	(47)
Net income taxes received (paid)	(1)	7	(6)	8
Dividend received	3	6	5	9
Employee future benefits and others	(6)	(6)	(6)	(16)
	89	107	122	163
Changes in non-cash working capital components	(23)	(26)	(62)	(59)
	66	81	60	104
Investing activities
Investments in associates and joint ventures	—	(2)	(16)	(2)
Payments for property, plant and equipment	(37)	(47)	(98)	(102)
Proceeds on disposals of property, plant and equipment	11	1	14	2
Change in intangible and other assets	(6)	12	(11)	10
Cash acquired in (paid for) a business combination	34	(15)	34	(15)
	2	(51)	(77)	(107)
Financing activities
Bank loans and advances	1	—	(2)	(2)
Change in revolving credit facilities	(50)	(53)	53	4
Increase in other long-term debt	—	14	6	15
Payments of other long-term debt	(14)	(21)	(19)	(26)
Settlement of derivative financial instruments	—	—	(7)	—
Issuance of common shares	—	—	1	—
Redemption of common shares	—	(3)	—	(8)
Dividends paid to non-controlling interests	(3)	(1)	(3)	(1)
Dividends paid to the Corporation’s Shareholders	(4)	(4)	(8)	(8)
	(70)	(68)	21	(26)
Change in cash and cash equivalents during the period	(2)	(38)	4	(29)
Currency translation on cash and cash equivalents	1	(1)	1	(2)
Cash and cash equivalents - Beginning of period	68	68	62	60
Cash and cash equivalents - End of period	67	29	67	29

SEGMENTED INFORMATION

The Corporation analyzes the performance of its operating segments based on their operating income before depreciation and amortization, which is not a measure of performance under International Financial Reporting Standards (“IFRS”); however, the chief operating decision-maker (“CODM”) uses this performance measure to assess the operating performance of each reportable segment. Earnings for each segment are prepared on the same basis as those of the Corporation. Intersegment operations are recorded on the same basis as sales to third parties, which are at fair market value. The accounting policies of the reportable segments are the same as the Corporation’s accounting policies described in its most recent audited consolidated financial statements for the year ended December 31, 2016.

The Corporation’s operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The Chief Executive Officer has authority for resource allocation and management of the Corporation’s performance, and is therefore the CODM.

The Corporation’s operations are managed in four segments: Containerboard, Boxboard Europe, Specialty Products (which constitutes the Corporation’s Packaging Products) and Tissue Papers.

	SALES
	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2017	2016	2017	2016
Packaging Products
Containerboard	428	342	774	678
Boxboard Europe	213	197	424	416
Specialty Products	188	157	361	306
Intersegment sales	(27)	(14)	(49)	(29)
	802	682	1,510	1,371
Tissue Papers	338	324	644	644
Intersegment sales and Corporate activities	(10)	(8)	(18)	(14)
	1,130	998	2,136	2,001

	OPERATING INCOME (LOSS) BEFORE DEPRECIATION AND AMORTIZATION (OIBD)
	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2017	2016	2017	2016
Packaging Products
Containerboard	51	60	96	115
Boxboard Europe	21	15	34	31
Specialty Products	20	20	38	34
	92	95	168	180
Tissue Papers	33	33	56	67
Corporate	(21)	(16)	(42)	(15)
Operating income before depreciation and amortization	104	112	182	232
Depreciation and amortization	(56)	(47)	(103)	(94)
Financing expense and interest expense on employee future benefits	(25)	(22)	(47)	(47)
Foreign exchange gain on long-term debt and financial instruments	11	6	19	42
Fair value revaluation gain on investments	219	—	364	—
Share of results of associates and joint ventures	5	1	33	15
Earnings before income taxes	258	50	448	148

	PAYMENTS FOR PROPERTY, PLANT AND EQUIPMENT
	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2017	2016	2017	2016
Packaging Products
Containerboard	9	9	15	25
Boxboard Europe	4	9	12	13
Specialty Products	6	4	9	12
	19	22	36	50
Tissue Papers	17	22	44	33
Corporate	5	6	8	17
Total acquisitions	41	50	88	100
Proceeds on disposals of property, plant and equipment	(11)	(1)	(14)	(2)
Capital-lease acquisitions	(4)	(4)	(7)	(11)
	26	45	67	87
Acquisitions of property, plant and equipment included in “Trade and other payables”
Beginning of period	8	7	25	19
End of period	(8)	(6)	(8)	(6)
Payments for property, plant and equipment net of proceeds on disposals	26	46	84	100

SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

SPECIFIC ITEMS

The Corporation incurs some specific items that adversely or positively affected its operating results. We believe it is useful for readers to be aware of these items, as they provide additional information to measure the performance, compare the Corporation's results between periods and to assess operating results and liquidity, notwithstanding these specific items. Management believes these specific items are not necessarily reflective of the Corporation underlying business operations in measuring and comparing its performance and analyzing future trends. Our definition of specific items may differ from those of other corporations and some of them may arise in the future and may reduce the cash available to us.

They include, but are not limited to, charges for (reversals of) impairment of assets, restructuring gains or costs, loss on refinancing of long-term debt, some deferred tax assets provisions or reversals, premiums paid on long-term debt refinancing, gains or losses on the acquisition or sale of a business unit, gains or losses on the share of results of associates and joint ventures, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, unrealized gains or losses on interest rate swaps, foreign exchange gains or losses on long-term debt, specific items of discontinued operations and other significant items of an unusual, non-cash or non-recurring nature.

RECONCILIATION OF NON-IFRS MEASURES

To provide more information for evaluating the Corporation's performance, the financial information included in this analysis contains certain data that are not performance measures under IFRS (“non-IFRS measures”) which are also calculated on an adjusted basis to exclude specific items. We believe that providing certain key performance measures and non-IFRS measures is useful to both management and investors as they provide additional information to measure the performance and financial position of the Corporation. It also increases the transparency and clarity of the financial information. The following non-IFRS measures are used in our financial disclosures:

•	Operating income before depreciation and amortization (OIBD): Used to assess operating performance and contribution of each segment when excluding depreciation & amortization. OIBD is widely used by investors as a measure of a corporation ability to incur and service debt and as an evaluation metric.
•	Adjusted OIBD: Used to assess operating performance and contribution of each segment on a comparable basis.
•	Adjusted operating income: Used to assess operating performance of each segment on a comparable basis.
•	Adjusted net earnings: Used to assess the Corporation's consolidated financial performance on a comparable basis.
•	Adjusted free cash flow: Used to assess the Corporation's capacity to generate cash flows to meet financial obligation and/or discretionary items such as share repurchase, dividend increase and strategic investments.
•	Net debt to adjusted OIBD ratio: Used to measure the Corporation's credit performance and evaluate the financial leverage.

•	Net debt to adjusted OIBD ratio on a pro forma basis: Used to measure the Corporation's credit performance and evaluate the financial leverage on a comparable basis including significant business acquisitions and excluding significant business disposals, if any.

Non-IFRS measures are mainly derived from the consolidated financial statements but do not have meanings prescribed by IFRS. These measures have limitations as an analytical tool, and should not be considered on their own or as a substitute for an analysis of our results as reported under IFRS. In addition, our definitions of non-IFRS measures may differ from those of other corporations. Any such modification or reformulation may be significant.

The reconciliation of operating income (loss) to OIBD, to adjusted operating income (loss) and to adjusted OIBD by business segment is as follows:

	Q2 2017
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	30	13	14	17	(26)	48
Depreciation and amortization	21	8	6	16	5	56
Operating income (loss) before depreciation and amortization	51	21	20	33	(21)	104
Specific items:
Gain on acquisitions, disposals and others	(7)	—	—	—	(1)	(8)
Inventory adjustment resulting from business combination	2	—	—	—	—	2
Impairment charges	11	—	—	—	—	11
Restructuring costs	—	—	—	2	—	2
Unrealized gain on derivative financial instruments	(1)	—	—	—	(3)	(4)
	5	—	—	2	(4)	3
Adjusted operating income (loss) before depreciation and amortization	56	21	20	35	(25)	107
Adjusted operating income (loss)	35	13	14	19	(30)	51

	Q1 2017
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	33	5	13	8	(28)	31
Depreciation and amortization	12	8	5	15	7	47
Operating income (loss) before depreciation and amortization	45	13	18	23	(21)	78
Specific items :
Restructuring costs	—	1	—	—	—	1
Unrealized gain on derivative financial instruments	—	—	—	—	(4)	(4)
	—	1	—	—	(4)	(3)
Adjusted operating income (loss) before depreciation and amortization	45	14	18	23	(25)	75
Adjusted operating income (loss)	33	6	13	8	(32)	28

	Q2 2016
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	46	7	16	18	(22)	65
Depreciation and amortization	14	8	4	15	6	47
Operating income (loss) before depreciation and amortization	60	15	20	33	(16)	112
Specific items :
Gain on acquisitions, disposals and others	—	—	(4)	—	—	(4)
Impairment charges (reversals)	2	—	(1)	2	—	3
Restructuring costs (gains)	(1)	2	1	4	—	6
Unrealized gain on derivative financial instruments	(1)	—	—	—	(4)	(5)
	—	2	(4)	6	(4)	—
Adjusted operating income (loss) before depreciation and amortization	60	17	16	39	(20)	112
Adjusted operating income (loss)	46	9	12	24	(26)	65

Net earnings, a performance measure defined by IFRS, is reconciled below with operating income, adjusted operating income and adjusted operating income before depreciation and amortization:

(in millions of Canadian dollars)	Q2 2017	Q1 2017	Q2 2016
Net earnings attributable to Shareholders for the period	323	161	36
Net earnings attributable to non-controlling interests	5	2	1
Provision for (recovery of) income taxes	(70)	27	13
Fair value revaluation gain of investments	(219)	(145)	—
Share of results of associates and joint ventures	(5)	(28)	(1)
Foreign exchange gain on long-term debt and financial instruments	(11)	(8)	(6)
Financing expense and interest expense on employee future benefits	25	22	22
Operating income	48	31	65
Specific items:
Gain on acquisitions, disposals and others	(8)	—	(4)
Inventory adjustment resulting from business combination	2	—	—
Impairment charges	11	—	3
Restructuring costs	2	1	6
Unrealized gain on derivative financial instruments	(4)	(4)	(5)
	3	(3)	—
Adjusted operating income	51	28	65
Depreciation and amortization	56	47	47
Adjusted operating income before depreciation and amortization	107	75	112

The following table reconciles net earnings and net earnings per common share, as per IFRS, with adjusted net earnings and adjusted net earnings per common share:

	NET EARNINGS			NET EARNINGS PER COMMON SHARE[1]
(in millions of Canadian dollars, except amount per common share)	Q2 2017	Q1 2017	Q2 2016	Q2 2017	Q1 2017	Q2 2016
As per IFRS	323	161	36	$3.41	$1.70	$0.38
Specific items:
Gain on acquisitions, disposals and others	(8)	—	(4)	$(0.06)	—	$(0.03)
Inventory adjustment resulting from business combination	2	—	—	$0.01	—	—
Impairment charges	11	—	3	$0.07	—	$0.02
Restructuring costs	2	1	6	$0.02	$0.01	$0.04
Unrealized gain on derivative financial instruments	(4)	(4)	(5)	$(0.04)	$(0.03)	$(0.04)
Foreign exchange gain on long-term debt and financial instruments	(11)	(8)	(6)	$(0.09)	$(0.08)	$(0.05)
Fair value revaluation gain of investments	(219)	(145)	—	$(3.06)	$(1.33)	—
Share of results of associates and joint ventures	(2)	(16)	6	$(0.01)	$(0.14)	$0.04
Tax effect on specific items, other tax adjustments and attributable to non-controlling interests[1]	(70)	23	(1)	—	—	$0.02
	(299)	(149)	(1)	$(3.16)	$(1.57)	—
Adjusted	24	12	35	$0.25	$0.13	$0.38

1 Specific amounts per common share are calculated on an after-tax basis and are net of the portion attributable to non-controlling interests. Per share amounts in line item ''Tax effect on specific items, other tax adjustments and attributable to non-controlling interests'' only include the effect of tax adjustments.

The following table reconciles cash flow from operating activities with operating income and operating income before depreciation and amortization:

(in millions of Canadian dollars)	Q2 2017	Q1 2017	Q2 2016
Cash flow from operating activities	66	(6)	81
Changes in non-cash working capital components	23	39	26
Depreciation and amortization	(56)	(47)	(47)
Net income taxes paid (received)	1	5	(7)
Net financing expense paid	10	38	3
Gain on acquisitions, disposals and others	8	—	5
Impairment charges and restructuring costs	(11)	—	(1)
Unrealized gain on derivative financial instruments	4	4	5
Dividend received, employee future benefits and others	3	(2)	—
Operating income	48	31	65
Depreciation and amortization	56	47	47
Operating income before depreciation and amortization	104	78	112

The following table reconciles cash flow from operating activities with cash flow from operating activities (excluding changes in non-cash working capital components) and adjusted cash flow from operating activities. It also reconciles adjusted cash flow from operating activities to adjusted free cash flow which is also calculated on a per share basis:

(in millions of Canadian dollars, except amount per common share or otherwise mentioned)	Q2 2017	Q1 2017	Q2 2016
Cash flow from operating activities	66	(6)	81
Changes in non-cash working capital components	23	39	26
Cash flow from operating activities (excluding changes in non-cash working capital components)	89	33	107
Specific items, net of current income taxes if applicable:
Restructuring costs	2	1	9
Adjusted cash flow from operating activities	91	34	116
Capital expenditures & other assets[1] and capital lease payments, net of disposals	(32)	(64)	(53)
Dividends	(4)	(4)	(4)
Adjusted free cash flow	55	(34)	59
Adjusted free cash flow per share	$0.58	$(0.36)	$0.62
Weighted average basic number of common shares outstanding	94,702,041	94,554,104	94,596,934

1 Excluding increase in investments

The following table reconciles total debt and net debt with the ratio of net debt to adjusted operating income before depreciation and amortization (adjusted OIBD):

(in millions of Canadian dollars)	June 30, 2017	December 31, 2016	June 30, 2016
Long-term debt	1,769	1,530	1,625
Current portion of long-term debt	52	36	34
Bank loans and advances	26	28	34
Total debt	1,847	1,594	1,693
Less: Cash and cash equivalents	67	62	29
Net debt	1,780	1,532	1,664
Adjusted OIBD (last twelve months)	367	403	456
Net debt / Adjusted OIBD ratio	4.9	3.8	3.6
Net debt / Adjusted OIBD ratio on a pro forma basis[1]	4.2	NA	NA

1 Pro forma basis to add Greenpac adjusted OIBD from Q3-2016 to Q1-2017 for the LTM period ended June 30, 2017.

For further information:

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Hugo D'Amours	Allan Hogg
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819-363-5184

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